

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

VIA E-Mail
Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242

> **Re: Medical Properties Trust, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 001-32559**
>
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 333-177186**

Dear Mr. R. Steven Hamner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief